VIA EDGAR

July 22, 2025

Division of Corporation Finance

Office of Crypto Assets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	21Shares Dogecoin ETF Trust
Registration Statement on Form S-1
Filed May 28, 2025
File No. 333-286456

To Whom it May Concern:

On behalf of 21Shares Dogecoin ETF Trust (the “Trust”), submitted herewith via the EDGAR system are the Trust’s responses to the comments of the staff of the Office of Crypto Assets of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that the Staff provided in correspondence dated June 9, 2025 with respect to the Trust’s registration statement on Form S-1, as amended (the “Registration Statement”), filed on May 28, 2025.

For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in Amendment No. 2 to the Registration Statement filed by the Company on the date hereof (such registration statement being referred to herein as the “Pre-Effective Amendment”). We will incorporate any changes referenced below into the Pre-Effective Amendment.

Comment 1: Registration Statement on Form S-1 – The Trust’s Service Providers – The Service Provider, page 72. We note your revisions on page 72 in response to comment 14. Please expand your disclosure to provide additional details regarding the functions and duties that House of Doge will undertake for the Trust and the Sponsor, including, for example purposes only, the type of operational assistance services it plans to provide the Sponsor and the distribution platforms on which the Service Provider plans to feature the Trust. Please also describe in greater detail the House of Doge’s partnership with the Dogecoin Foundation, including, for example purposes only, specific services to be provided and the term and any termination provisions of the partnership agreement.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on page 72 of the Pre-Effective Amendment.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3526.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai, Esq.
Dechert LLP